Exhibit 5.1

July 1, 2019

Fiserv, Inc.,

255 Fiserv Drive,

Brookfield, Wisconsin 53045.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of €500,000,000 aggregate principal amount of the 0.375% Senior Notes due 2023 (the “2023 Notes”), €500,000,000 aggregate principal amount of the 1.125% Senior Notes due 2027 (the “2027 Notes”), €500,000,000 aggregate principal amount of the 1.625% Senior Notes due 2030 (the “2030 Notes”), £525,000,000 aggregate principal amount of the 2.250% Senior Notes due 2025 (the “2025 Notes”) and £525,000,000 aggregate principal amount of the 3.000% Senior Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2027 Notes, the 2030 Notes and the 2025 Notes, the “Securities”) of Fiserv Inc., a Wisconsin corporation (the “Company”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is our opinion that the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are expressing no opinion as to Federal or state laws relating to fraudulent transfers and we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Wisconsin law, we note that you have received an opinion, dated July 1, 2019 of Lynn S. McCreary, the Company’s Chief Legal Officer. In rendering the foregoing opinion, we have assumed,

Fiserv, Inc.

without independent verification, that the Company is an existing corporation in good standing under Wisconsin law, and that the Securities have been duly authorized, executed and delivered under Wisconsin law.

We note that, as of the date of this opinion, a judgment for money in an action based on a Security denominated in euro or pounds sterling in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion of the euro and pounds sterling into United States dollars will depend upon various factors, including which court renders the judgment. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a Security would be required to render such judgment in euro or pounds sterling, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture, dated as of November 20, 2007, and the Twentieth, Twenty-First, Twenty-Second, Twenty-Third and Twenty-Fourth Supplemental Indentures, each dated as of July 1, 2019, have been duly authorized, executed and delivered by the Trustee thereunder, an assumption which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Validity of the Notes” in the Prospectus Supplement relating to the Securities, dated June 17, 2019. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP